Filed by Equity One, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: IRT Property Company
                                                   Commission File No. 001-07859

                                                                    NEWS RELEASE


Equity One, Inc.                     For additional information at the Company:
1696 NE Miami Gardens Drive              Howard Sipzner, CFO
North Miami Beach, FL  33179             Michele Guard, Investor Relations
305-947-1664      Media Contact:
                                         Abbe Solomon 305-446-2700

FOR IMMEDIATE RELEASE:
_____________________
December 2, 2002


             EQUITY ONE, INC. DECLARES FOURTH QUARTER CASH DIVIDEND
             ______________________________________________________


North Miami Beach, FL, December 2, 2002 -- The Board of Directors of Equity One, Inc. (NYSE: EQY) has declared a cash dividend of $0.27 per common share for the quarter ending December 31, 2002, payable on December 31, 2002 to shareholders of record on December 16, 2002.

About Equity One
________________

Equity One Inc. is a North Miami Beach, Fla.-based real estate investment trust that acquires, renovates, develops and manages neighborhood shopping centers anchored by national and regional supermarket chains and other necessity-oriented retailers such as drug stores or discount retail stores. Equity One's 8.6 million-square-foot portfolio consists of 87 properties primarily located in metropolitan areas of Florida and Texas, encompassing 55 supermarket-anchored shopping centers, eight drug store-anchored shopping centers, 18 other retail-anchored shopping centers, three commercial properties and three retail developments, as well as non-controlling interests in four unconsolidated joint ventures. For additional information, please visit the company's Web site at www.equityone.net.

Equity One will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between Equity One and IRT Property Company ("IRT"). You are urged to read the registration statement containing the joint proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about Equity One, IRT and the merger. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations, telephone: (305) 947-1664 and from IRT by directing a request to IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, Attention:
Investor Relations, telephone: (770) 955-4406.

Equity One and IRT, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Equity One and IRT in connection with the merger. Information about the directors and executive officers of Equity One and their ownership of Equity One shares is set forth in the proxy statement for Equity One's 2002 annual meeting of stockholders. Information about the directors and executive officers of IRT and their ownership of IRT stock is set forth in the proxy statement for IRT's 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements
__________________________

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for office space in the markets in which each has a substantial presence; the continuing financial success of Equity One's and IRT's current and prospective tenants; Equity One's ability to merge successfully the operations of IRT into the

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Equity One  organization;  Equity  One's  ability to
realize economies of scale; and other risks, which are described in Equity One's Form 10-K, which is on file with the Securities and Exchange Commission.


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